Exhibit 4.31
To:
MPEL (Macau Peninsula) Limited (formerly known as Melco PBL (Macau Peninsula) Limited, and Swift Profit Investments Limited) (“MPEL MP”)
P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Macau, July 2, 2008
Dear Sirs,

Re:
Promissory Transfer of Shares Agreement dated 17 May 2006 (“Agreement”) entered into between MPEL MP as promissory buyer and we, (i.) Double Margin Limited, a company duly incorporated under the laws of the British Virgin Islands (“Double Margin”), (ii.) Leong On Kei, aka Angela Leong (“Angela Leong”), as promissory sellers (“Promissory Sellers”), and (iii.) Sociedade de Fomento Predial Omar, Limitada, a company duly incorporated under the laws of Macau (“Omar”), in relation to the sale and purchase of the entire issued share capital of Omar.

We, Double Margin and Angela Leong refer to the Agreement. For convenience, all words and expressions use in this letter have the same meaning as defined in the Agreement, unless the contrary intention appears.
Under clause 6.1 of the Agreement: (i) Completion should take place on or before January 27, 2007, upon fulfilment of the conditions precedent set forth in Recital (d) and the conditions for Completion set forth in clauses 6.1.1 and 6.1.2 of the Agreement; and (ii) if the said conditions for Completion do not occur or fulfil on or before January 27, 2007, MPEL MP may agree with the Promissory Sellers for such other date of Completion.
Pursuant to clause 6.1 of the Agreement and by letter agreements dated January 25, 2007 and July 17, 2007 respectively, MPEL MP and the Promissory Sellers have agreed to postpone the date of Completion to July 27, 2008.

We hereby confirm that compliance with all the conditions above mentioned will not be fulfilled on or before July 27, 2008. Therefore, we propose a further extension of the date of Completion to July 27, 2009, and in case the aforesaid conditions remain unfulfilled by that date, then the date of Completion shall be further postponed if there is mutual agreement. The said further postponement of the date of Completion to July 27, 2009 shall not prejudice any of the rights and obligations of the PROMISSORY SELLERS, OMAR and MPEL MP under the AGREEMENT, including but not limited to, all MPEL MP’s rights under clauses 6.1.2 and 6.1.3 of the Agreement.
Other than the further postponement of the date of Completion to July 27, 2009 operated by means of your acceptance of the terms and conditions of this letter, all other provisions of the Agreement (as supplemented by the said letter agreements), including but not limited to, all the conditions precedent and conditions for Completion, shall remain fully valid and in force.
Please sign the enclosed copy of this letter to signify your acceptance and agreement to the terms and conditions set out herein.
Yours faithfully,
Double Margin Limited

SIGNED by Mr. Li Chi Keung	)	/s/ Li Chi Keung
)
in the presence of:-)

/s/ Connie Kong Ieong
Witness : Kong Ieong, Connie	)

Leong On Kei aka Angela Leong	)	/s/ Angela Leong
)
signed in the presence of:-)

/s/ Connie Kong Ieong

Witness: Kong Ieong, Connie	)

We hereby confirm our acceptance of and agreement to the terms and conditions of the letter set out above.

MPEL (Macau Peninsula) Limited	)	/s/ Chung Yuk Man
)
SIGNED by Chung Yuk Man	)
)
in the presence of:-)

Purple Whang
Witness:-)
Date: July 15, 2008

3